# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENCO SHIPPING & TRADING LTD, CIK 0001326200
CUSIP: Y2685T131
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, NEW YORK, New York (NY), 10171
Date of event which requires filing of this statement: 03/06/2026
Filed by CIK 0001318885
Persons authorized to receive notices and communications: Mr. Ioannis Zafirakis, Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-947-0100

## Reporting persons
- DIANA SHIPPING INC. (CIK 0001318885): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: bank loan (BK), working capital (WC); sole voting power 6,413,151; shared voting power 0; sole dispositive power 6,413,151; shared dispositive power 0; aggregate amount beneficially owned 6,413,151 (14.8% of the class)
  Comment: Calculated based on 43,317,810 shares of common stock, par value $0.01 per share, of the Issuer outstanding as of February 18, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: GENCO SHIPPING & TRADING LTD
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, NEW YORK, New York (NY), 10171
Comment:
This Amendment No. 6 (this "Amendment") amends and supplements, to the extent set forth herein, the statement on Schedule 13D originally filed by Diana Shipping Inc. ("Diana" or the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on July 17, 2025 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed on July 31, 2025 ("Amendment No. 1"), Amendment No. 2 thereto filed on September 30, 2025 ("Amendment No. 2"), Amendment No. 3 thereto filed on November 24, 2025 ("Amendment No. 3"), Amendment No. 4 thereto filed on January 13, 2026 ("Amendment No. 4"), and Amendment No. 5 thereto filed on January 16, 2026 ("Amendment No. 5", and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and this Amendment, the "Current Schedule 13D"). Except as expressly provided herein, this Amendment does not modify the information previously reported on the Current Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the meaning ascribed to them in the Current Schedule 13D. This Amendment relates to the shares of common stock (the "Shares"), par value
$0.01 per share, of Genco Shipping & Trading Limited, a Marshall Islands corporation (the "Issuer").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Current Schedule 13D is hereby amended and supplemented to add the following:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Current Schedule 13D is hereby amended and supplemented to add the following:

On March 6, 2026, the Reporting Person submitted an updated non-binding proposal (the "Revised Proposal") to the board of directors of the Issuer to acquire all of the issued and outstanding Shares not already owned by the Reporting Person for cash consideration of US$23.50 per share (the "Proposed Transaction").

The Revised Proposal price represents:

- a 31% premium to the undisturbed closing price of the Shares on November 21, 2025, the last trading day prior to the Reporting Person's submission to the board of directors of the Issuer of its initial proposal, dated November 24, 2025, to acquire all of the issued and outstanding Shares not already owned by the Reporting Person;

- an implied dividend yield of 9.1% and 8.3% based on consensus dividends per share for 2026 and 2027, respectively; and

- a price/net asset value ratio (P/NAV) of 1.0x based on the NAV estimated by Clarksons Securities (adjusted for the Issuer's recently announced dividend), reflecting a meaningful premium to the P/NAV that the Shares have traded at historically.

A copy of the Revised Proposal is attached as Exhibit I to this Amendment and incorporated herein by reference.

In anticipation of its submission of the Revised Proposal, the Reporting Person has obtained $1.433 billion in fully committed financing, arranged by DNB Carnegie and Nordea, and with participation of other international banks. A copy of the commitment letter is attached as Exhibit J to this Amendment, which is incorporated herein by reference.

On March 6, 2026, the Reporting Person has entered into a definitive agreement with Star Bulk Carriers Corp. ("Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, for Star Bulk to acquire 16 vessels of the Issuer for $470.5 million in cash upon, and subject to, the consummation of the Proposed Transaction. A copy of this agreement is attached as Exhibit K to this Amendment, which is incorporated herein by reference.

Based on its knowledge of the shipping industry, the Reporting Person does not believe that there will be any regulatory impediment to the Proposed Transaction. The Proposed Transaction would not be subject to any financing condition or approval of the Reporting Person's shareholders.

The Revised Proposal is non-binding, and no agreement, arrangement or understanding between the Reporting Person and the Issuer relating to the Revised Proposal, the Proposed Transaction, or any other transaction currently exists or will be created until such time as a definitive agreement has been executed and delivered. The Reporting Person may at any time amend, pursue, or choose not to pursue the Proposed Transaction; change the terms of the Revised Proposal, including the price or the conditions of the Proposed Transaction; or take action to facilitate or increase the likelihood of consummation of the Proposed Transaction.

The Proposed Transaction would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including an extraordinary corporate transaction involving the Issuer, a change in the present board of directors or management of the Issuer, the termination of the registration of the Shares under the Securities Act of 1934 and the delisting of a class of securities of the Issuer from the New York Stock Exchange. The Reporting Person may, at any time and from time to time, formulate other plans or proposals regarding the Issuer and the Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

In connection with the submission of the Revised Proposal to the Issuer, the Reporting Person issued the Press Release attached as Exhibit L to this Amendment, which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Current Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person may be deemed to beneficially own 6,413,151 Shares, constituting approximately 14.8% of the total outstanding Shares of the Issuer. This percentage is based on an aggregate of 43,317,810 Shares outstanding as of February 18, 2026, as reported in the Issuer's Annual Report on Form 10-K and filed with the SEC on February 18, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing, the Reporting Person has the sole power to vote or direct the vote of 6,413,151 Shares and has the shared power to vote or direct the vote of 0 Shares.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions with respect to Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Current Schedule 13D is hereby amended and supplemented to add the following:

The description set forth in Item 4 of this Amendment is incorporated herein by reference in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit I: Proposal Letter, dated March 6, 2026, from the Board of Directors of the Reporting Person to the Issuer.

Exhibit J: Commitment Letter, dated March 6, 2026, by and among the Reporting Person, DNB Bank ASA, Nordea Bank ABP, and the other parties thereto.

Exhibit K: Agreement for the Sale and Purchase of 16 Vessels, dated March 6, 2026, by and between Reporting Person and Star Bulk Carriers Corp.

Exhibit L: Press Release, dated March 6, 2026, issued by the Reporting Person (incorporated by reference to this Amendment filed by the Reporting Person with the SEC on March 9, 2026).

## Signatures
- DIANA SHIPPING INC.: /s/ Ioannis Zafirakis, Ioannis Zafirakis, Authorized Representative (03/10/2026)